List of Issuers of Guaranteed Securities

As of August 01, 2024, the debt instruments indicated below are fully and unconditionally guaranteed by Sun Communities, Inc.

Debt Instrument	Issuer	Jurisdiction of Organization
2.3% Senior Notes due 2028	Sun Communities Operating Limited Partnership	Michigan
5.5% Senior Notes due 2029	Sun Communities Operating Limited Partnership	Michigan
2.7% Senior Notes due 2031	Sun Communities Operating Limited Partnership	Michigan
4.2% Senior Notes due 2032	Sun Communities Operating Limited Partnership	Michigan
5.7% Senior Notes due 2033	Sun Communities Operating Limited Partnership	Michigan